

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 28, 2024

Edward McGee
Chief Financial Officer
Grayscale Ethereum Trust (ETH)
c/o Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Ethereum Trust (ETH)**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 21, 2024**
> **File No. 000-56193**

Dear Edward McGee:

We have reviewed your amended filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Revised Preliminary Information Statement on Schedule 14C

General

1. We note your response to our comment 1. Please confirm that to the extent there are additional changes made to the disclosure in the Grayscale Ethereum Mini Trust registration statement on Form S-1, you will revise the disclosure in Annex A accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Dan Gibbons